Exhibit 99.1

Marley Coffee Announces Results of Operations For Q1 – Gross Profits Rise by 76% and Quarterly Losses shrink to lowest levels in 2 Years

The company continues making distribution gains as it readies for the recyclable RealCup™ launch on July 29th

DENVER, June 16, 2015 -- Jammin Java Corp. (d/b/a Marley Coffee) (OTCQB:JAMN) (www.marleycoffee.com), the sustainably grown, ethically farmed and artisan-roasted gourmet coffee company, provides a summary of its first quarter results and its plans for the remainder of the current fiscal year. It will outline its launch of its Recyclable RealCup™, a sustainable and easy-to-recycle single-serve capsule that’s compatible with most Keurig® K-Cup® machines, how it’s streamlining its business and it’s plans for further growth.

Financial Highlights for the Fiscal First Quarter (three months ended April 30, 2015):
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Quarter ended April 30, 2015 sales increased 27.9%($2,738,379) compared with last year's comparable sales while gross profits rose by 76% making it the 16th consecutive quarter that the company has grown its top line year over quarter since Mr. Brent Toevs took over as CEO.

•	Total operating expenses decreased by 27.4% showing continued efficient growth.
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Net losses were down 37.4% compared to the same period last year and of those losses, ~$368,000 was attributed to stock based compensation, resulting in net losses before non-cash expenses of $829,191. We anticipate the losses for the three months ended July 31, 2015 to be the lowest the company has had to date and for that trend to continue through the rest of the year.  In addition, we anticipate that the company will become profitable by the fourth quarter of this fiscal year (i.e., that the company will show a profit for the fourth quarter of this fiscal year).

"We have been working hard as a team to not just prepare for the exciting launches in this upcoming year, but also the outlook of this company in the next 3 and 5 years," stated Rohan Marley, Chairman and Founder of Marley Coffee, who continued, "When we plan, we look for ‘catalytic events’ or projects that can truly drive the needle and push the company into the next level. We believe that Marley Coffee will have three of these events this year alone.”

Rohan Marley stated further, “On July 29th, we will be shipping our first recyclable RealCups and based on the feedback we’ve received from our retailers and consumer studies, we expect this to be a huge driver for revenue, profitability and social good. There is currently a serious garbage crisis and as the waste stream continues to grow, so will the pressures on our landfills, our resources, and our environment. We believe our recyclable Cup is a significant step forward in solving the 11 billion coffee capsule crisis. A recyclable capsule – isn’t it about time?"

“This was another quarter of growth and operating efficiencies,” explained Brent Toevs, Chief Executive Officer of Marley Coffee, who continued, “From a corporate strategy perspective, there are two key driving forces for the company during the remainder of the fiscal year 1) grow the business to profitability and 2) protect shareholder equity. I believe we have maintained those two strategies well this quarter. We’re continuing to work to grow the top line of our business while also trying to reduce our overhead. We’ve got some new initiatives this quarter that should help streamline our operating costs even further.”

Distribution
From a distribution standpoint, we expect that the company will see its biggest gains at the end of the second quarter and entering into the third quarter of the year. The feedback we have received is that retailers are excited for our Recyclable RealCup and we’re gaining additional shelf space for launch at the end of July. Some of the biggest gains are coming from our premium retailers. H-E-B added 4 new skus to take effect  in July. Wegmans added 3 skus of our RealCups Cup, which should be hitting shelves this week. Kroger added Smile Jamaica RealCups to ~1,300 shelves. Our international distribution continues to grow rapidly especially in Canada, Chile and South Korea. We also currently break out our revenue concentrations to the different countries in our quarterly filings.

There is a huge opportunity to disrupt the market today and provide consumers a choice. Based on our current distribution of approximately 7,200 shelves in the U.S. and an average of three skus of RealCups® per store, if we can get an additional customer to purchase one sku per store, per week, within our existing distribution, we believe we can generate approximately ~$6.7 million in additional revenue through a fiscal year. A 1% share of the market share of the market is about $50M in gross revenues.

Online
As part of our continuing efforts to push our online platform, we launched a new “My Cup” series, which are small batch, single origin, limited release specialty coffees available exclusively on the company’s online store as part of its recurring subscription or as a one-time product purchase.  The first My Cup batch is available in whole bean format in 10-ounce bags, hand-labeled and hand-numbered before being shipped with love from the company’s corporate headquarters in Denver, Colorado. The first batch in the series, Congo Kivu, is a top-grade bean sourced from the Eastern Congo chosen for the complex flavor notes and unique story behind the coffee from this exceptional growing region. Future My Cup series will be sourced from renowned coffee regions around the world to highlight diverse offerings and help create positive change in coffee regions globally. Additionally, for every bag sold a contribution is made to Water Wise Coffee™ to fund clean water initiatives. Subscribers to the My Cup series will enjoy convenient auto-shipments of each new batch every three months.

Recyclable Cup Launch and Marketing Support
The Company, alongside its partner Mother Parkers Tea & Coffee (its distribution partner), is putting a lot of effort into the launch of the recyclable RealCup™ both on shelf and out of store. This will be done through a combination of multi-city,tasting/ demonstration tours that will focus on driving sales velocities spending 6 weeks in each market and supported by PR, social media and alongside an  aggressive online strategy to raise awareness and drive trial including some very innovative video and digital content.

Financing Growth and Shareholder Support
The company has looked to raising debt to finance its current growth, which is preferable to raising capital through equity. The company’s largest supplier of products extended its required terms of payment from thirty days to one hundred and twenty days from the date product is received, which provides us approximately $1.5 million of short term capital in the near term. Additionally, we have entered into an unsecured Revolving Line of Credit, which allows us the right to borrow up to $500,000 from the lender from time to time. These financing options, as well as certain other financings the company is in discussions regarding, should give us the ability to continue our operations for the next 12 months while still investing in our growth.

As part of the company’s ongoing efforts to streamline our business and focus on larger projects, we are currently in negotiations to sell off the operations previously acquired from Black Rock Beverages, which we operate as a local OCS route distributor, to a larger local OCS company in the Colorado region. Revenues from the division should come in at the same rate after the proposed sale, but the plan is to scale revenues through a larger distribution company while reducing the overhead of running the division itself. The plan is to increase revenues, while reducing the company’s selling, general and administrative expenses by over $200,000 a year. The company expects to close the deal within the second quarter, provided that such transaction may not close within such time frame, on favorable terms, if at all.

The company’s primary goal is to continue to grow, but to get to profitability on a quarter-by-quarter basis by the end of the current fiscal year. This would move us into a completely different category, which potentially will allow us to refinance our lines of credit into bank debt and obtain more favorable terms for future funding. We are currently talking to local banks to prepare the company for this anticipated milestone.

Conclusion
Our objective, long-term, is to grow from a small-medium coffee company to a large company that can compete nationally and internationally,” added Brent Toevs. “From a business perspective, over the next 3 years our goal is to expand our domestic grocery distribution and fill the gap of 36,000 retail grocery stores and 10,000 other retail outlets, continue to expand our international presence and scale our ecommerce coffee of the month membership club. From a corporate perspective, we’re fully aware that being a sub dollar company traded on the OTCQB makes it difficult to bring in more analyst coverage and get institutional buying. It is our goal to look to qualify to uplist to Nasdaq or NYSE-MKT within the next year.

About Jammin Java Corp., d/b/a Marley Coffee

Marley Coffee (corporate name Jammin Java Corp.) is a U.S.-based company that provides premium, artisan roasted coffee to the grocery, retail, online, service, hospitality, office coffee service and big box store industry. Under its exclusive licensing agreement with 56 Hope Road, the company continues to develop its coffee lines under the Marley Coffee brand. The company is a fully reporting company quoted on the OTCQB under the symbol "JAMN." For additional information, follow Marley Coffee on Facebook, Twitter and visit MarleyCoffee.com or visit the Investor Relations section at Investor.MarleyCoffee.com.

Contact:
Media Contact:
Jessica Weeg
Havas Formula
212-219-0321
Weeg@havasformula.com

Forward-Looking Statement

This Press Release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the "Acts"). In particular, the words "believe," "may," "could," "should," "expect," "anticipate," "estimate," "project," "propose," "plan," "intend," and similar conditional words and expressions are intended to identify forward-looking statements and are subject to the safe harbor created by these Acts. Any statements made in this news release about an action, event or development, are forward-looking statements. Such statements are based upon assumptions that in the future may prove not to have been accurate and are subject to significant risks and uncertainties. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company. These risks and others are included from time to time in documents we file with the Securities and Exchange Commission ("SEC"), including but not limited to, our Form 10-Ks, Form 10-Qs and Form 8-Ks. Other unknown or unpredictable factors also could have material adverse effects on our future results. Accordingly, you should not place undue reliance on these forward-looking statements. Although the company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that its forward-looking statements will prove to be correct. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. The forward-looking statements herein are made as of the date hereof. Actual results may differ from anticipated results sometimes materially, and reported results should not be considered an indication of future performance. The company takes no obligation to update or correct its own forward-looking statements, except as required by law or those prepared by third parties that are not paid by the company. The company's SEC filings are available at http://www.sec.gov.